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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Embraer Netherlands Finance B.V.’s Redemption of 7.000% Notes Due 2030 São Paulo, May 21, 2026 – Embraer S.A. (“Embraer”) announced today that its indirect subsidiary, Embraer Netherlands Finance B.V. (“Embraer Finance”), has issued a notice of redemption (the “Redemption Notice”) to holders (“Holders”) of its 7.000% Notes due 2030 (the “Notes”) for the redemption of all outstanding principal amount of any and all such Notes. The Notes will be redeemed on June 2, 2026 (the “Redemption Date”), in accordance with the terms and conditions set forth in that certain Indenture, dated as of July 28, 2023 (the “Indenture”). The redemption price for the Notes will be equal to the greater of (1) 100% of the principal amount of such Notes to be redeemed and (2) (a) the sum of the present values of each remaining scheduled payment of principal and interest thereon discounted to the Redemption Date (assuming such Securities matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption (the “Make-Whole Amount”), plus, in each case, accrued interest (including additional interest, if any), and any Additional Amounts, on the principal amount of such Notes to (but not including) the Redemption Date (the “Redemption Price”), as defined in and determined in accordance with the Indenture. The foregoing summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture. Embraer has been informed that all Notes are held through The Depository Trust Company (“DTC”). Notes held through DTC must be surrendered for redemption in accordance with DTC’s procedures. The redemption is being made solely pursuant to the Redemption Notice, dated as of May 21, 2026, which was delivered to Holders on May 21, 2026. Additional information concerning the terms and conditions of the redemption is fully described in the Redemption Notice. This press release does not constitute a notice of redemption of the Notes. Embraer S.A. Felipe Santana Santiago de Lima Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations